

Sharpening our focus

2001 Summary Annual Report

Mellon

Mellon Financial Corporation

Shared Values

Mellon employees apply these Shared Values toward our goal of becoming the best performing financial services company.

- **Integrity** Our reputation is defined by how we respect and treat with dignity our customers, shareholders, communities and each other. We are honest, fair, active listeners, open communicators and accountable.
- **Teamwork** We work cooperatively and rely on each other for individual and shared success. We value individual differences, encourage new ideas, share information, always learn and recognize performance.
- **Excellence** We are dedicated to producing the best results for our customers, shareholders, communities and ourselves. We are creative and innovative, flexible and adaptable, focused on high-quality solutions, continually improving and, above all, winners.

Profile:

Founded in 1869 as T. Mellon and Sons' Bank, Mellon Financial Corporation today is a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon is one of the world's leading providers of financial services for corporations and institutions and affluent individuals. With approximately $2.7 trillion in assets under management, administration or custody, as of year-end 2001, including $592 billion under management, Mellon provides a broad range of financial products and services.

- For corporations and institutions, Mellon provides asset management; asset servicing, including trust and custody, securities lending, foreign exchange, defined contribution and defined benefit services, and fund administration; human resources consulting and outsourcing services; investor services; and treasury services. For relationship customers, Mellon also provides credit and capital markets services.
- For individual investors, Mellon provides mutual funds, separately managed accounts, annuities, private wealth management and private banking. Mellon's mutual fund businesses include The Dreyfus Corporation and Founders Asset Management.

On the cover, a few of the Mellon employees who proudly serve our customers (beginning on back cover, left to right): Mike DiSimone, Mellon Investor Services; Bob Mitchell and Bill Kleeman, Large Corporate Relationships; Rich Templeton, Mellon Global Securities Services; Beverly Verrico, Mellon Investor Services; Susan Johnston, Mellon Global Securities Services; Jim Aramanda, Mellon Investor Services; Melissa Kennedy, Mellon Global Securities Services; Doug Duerr, Mellon Global Securities Services; Bob Clements, International Financial Institutions; and Arthur Scott, eCommerce.

Mellon holds Top 10 market positions in:

- Institutional asset management
- Mutual funds
- Private wealth management
- Asset servicing
  - Master trust
  - Performance analytics
  - Foreign exchange
  - Securities lending
- Human resources services
- Investor services
- Treasury services

WITH ABOUT 5,000 CUSTOMER RELATIONSHIPS, BUCK CONSULTANTS HAS PROFESSIONALS IN MORE THAN 50 OFFICES IN 16 COUNTRIES THAT CUSTOMIZE CONSULTING SERVICES TO HELP ENSURE THE HEALTH AND WELFARE OF AN ESTIMATED 10 MILLION ACTIVE AND RETIRED EMPLOYEES.

MELLON OCCUPIES A TOP 5 OR BETTER MARKET POSITION IN KEY OUTSOURCING CATEGORIES:

- DEFINED BENEFIT ADMINISTRATION
- HEALTH AND WELFARE ADMINISTRATION
- DEFINED CONTRIBUTION ADMINISTRATION

IN 2001, MELLON BECAME THE FIRST U.S. ELECTRONIC PAYMENTS SERVICES PROVIDER TO ACHIEVE ISO 9001:2000 REGISTRATION, INVOLVING THE MOST CURRENT AND RIGOROUS CODIFICATION OF INTERNATIONAL QUALITY MANAGEMENT STANDARDS.

TO REFLECT MELLON'S SHARPER STRATEGIC FOCUS, MELLON JOINED ITS PRIVATE ASSET MANAGEMENT, PRIVATE BANKING AND PRIVATE MORTGAGE BUSINESSES TO CREATE A NEW PRIVATE WEALTH MANAGEMENT GROUP WITH MORE THAN 60 OFFICES ACROSS THE UNITED STATES.



Martin G. McGuinn,
Chairman and
Chief Executive Officer

To our shareholders and friends:

It's been quite a year. In 2001, we further sharpened our strategic focus and opened up a new era of opportunity. I was proud of the Company we were. But I have even more confidence in the future of the Company we've become.

A Dynamic Success Story

We achieved a significant milestone in our evolution last year with the divestiture of our mid-Atlantic consumer, small business and middle market banking operations. But that bold strategic action is part of an even bigger story of organic growth and transformation that accelerated three years ago and has repositioned Mellon in exciting high growth businesses.

Navigating a Tough Environment

In a challenging external economic environment, Mellon performed well, solidifying our top 10 market positions in our core businesses in 2001.

- The contribution of core business sectors to EPS increased 13 percent in 2001 over 2000. Our attractive mix of growth businesses allowed us to make the best of an unfavorable economy.
- Fee revenue, excluding nonrecurring items, totaled an industry-leading 84 percent of fee and net interest revenue, and trust and investment fee revenue increased to 67 percent of fee and net interest revenue, compared with 64 percent in 2000.
- We initiated Project LEAP *(Lifting Earnings and Performance)*, a corporatewide process to help us take a fresh, disciplined look at how we operate. Implementing LEAP actions over the next year will make approximately $300 million annually available by 2003 for investment spending and meeting our financial objectives.

Repositioned to Best Serve Customers

I'm proud to report outstanding progress in delivering on the Mellon Promise to meet or exceed our customers' expectations.

To sharpen our focus on customers in significant growth markets, we sold our mid-Atlantic retail banking business to a buyer who kept all Mellon branches open and offered employment to virtually all of Mellon's employees who supported that business. We also divested Mellon US Leasing, Mellon Leasing – Manufacturer and Dealer Services, Mellon Business Credit and Dreyfus Brokerage Services. As a result, Mellon now is comprised only of businesses managed for growth.

Effectively Executing a Growth Strategy

We invested prudently to execute our growth strategy, in part, through acquisitions. The acquisition of Unifi, of Fort Lee, New Jersey, gives us a top four position in the global human resources services market when combined with

Buck Consultants and Mellon HR Solutions. Renowned asset manager Standish, Ayer & Wood of Boston strengthens our asset management services for institutional and high net worth individuals. A premier developer of Web-based investment management technology solutions, Eagle Investment Systems of Newton, Massachusetts, enhances the range and technological sophistication of our investment services. And Glendale, California-based Van Deventer & Hoch further develops our private wealth management business on the West Coast.

Continuing to Grow Globally

We continued to expand and transform our global operations, largely in Western Europe. Jack Klinck, former head of Corporate Strategy and Development, was named head of Mellon Europe and executive director of Global Securities Services International. A new investment leadership team was appointed from within Newton Investment Management to further expand this important business. The top-notch team consists of Chief Executive Officer Helena Morrissey, Chief Investment Officer Jeff Munroe and Chief Operating Officer Colin Campbell. And we announced plans to establish in 2004 a new building in London as our European headquarters to serve as the hub for European expansion.

Rewarding Innovative Employees

We continue to invest in our people as we work to be the Employer of Choice, a reciprocal relationship between Mellon and its employees that retains and attracts the right people with superior skills. In 2001, Employer of Choice initiatives included awarding employees a greater stake in their company's future through a third consecutive annual grant of 10-year stock options.

Continuing Community Involvement

Although we have transformed from a regional bank into a global financial services company, we continue our high level of community support through direct corporate charitable giving, as well as through our employees, who volunteer their time and make personal contributions matched by the Company.

"I was proud of the Company we were. But I have even more confidence in the future of the Company we've become."

A Strong Team Driving Our Success

Senior Vice Chairman Steve Elliott was elected to the board of directors in 2001 — a well-deserved appointment for an extremely talented and dedicated senior executive. In recognition of their leadership and the importance of their businesses within the new Mellon, Steve Canter, chairman and chief executive officer of Dreyfus; Dave Lamere, president of Private Wealth Management; and Ron O'Hanley, president of Mellon Institutional Asset Management, were named vice chairmen and members of the Executive Management Group.

I thank our shareholders, customers and communities for their continued confidence in us. I thank our employees for their outstanding contributions during an especially challenging year. And I welcome the future with confidence in our people, our repositioning and our opportunities to become the best performing financial services company.

Sincerely yours,

Martin G. McGuinn

Martin G. McGuinn
Chairman and Chief Executive Officer

Transformed to become the best . . .

Beginning their fourth year as Mellon's Leadership Team during the most evolutionary period in the Corporation's history are Martin G. McGuinn (right), chairman and chief executive officer, and Steven G. Elliott, senior vice chairman.



and beginning a new era of opportunity for Mellon and its customers . . .

1869 - 1988

T. Mellon & Sons' Bank was established in Pittsburgh, serving primarily private banking customers and emerging businesses. The bank's name varied but Mellon endured as part of the name through the 1929 stock market crash and beyond. The bank became one of the first in the United States to offer master trust services to its corporate clients and went on to implement an innovative program in 1988 that strengthened the Company, raised $525 million of new equity capital and set the stage for rapid growth.

1993

Mellon acquired The Boston Company, a leader in institutional trust and custody, as well as a leading asset manager and private banking provider. This acquisition complemented its institutional asset management boutiques and major positions in the institutional investment management, private wealth and custody businesses.

1994

Became the largest bank manager of mutual funds by acquiring The Dreyfus Corporation, one of the oldest and largest U.S. mutual fund companies.

Mellon before The Boston Company and Dreyfus acquisitions: A traditional bank.

■ net interest revenue ■ fee revenue


58%
42%

DREYFUS WAS RANKED SIXTH AMONG THE TOP 50 MUTUAL FUND GROUPS IN OPEN-END LONG-TERM AND MONEY MARKET FUND ASSETS IN 2001, ACCORDING TO FINANCIAL RESEARCH CORPORATION, AN INDEPENDENT PROVIDER OF MUTUAL FUND RESEARCH AND ANALYSIS.

IN ITS 85TH AND BEST-EVER YEAR, BUCK CONSULTANTS REPORTED RECORD 2001 REVENUE AND PROFITABILITY.

1997

Acquired Buck Consultants, a world leader in employee benefits consulting, compensation, administration and actuarial services.

1998

Acquired United National Bank to serve businesses and professionals in the growing south Florida region.

Acquired 1st Business Bank, a full-service bank, serving businesses in the growing Southern California region.

Acquired Founders Asset Management, a Denver-based manager of growth-oriented equity mutual funds.

Acquired a majority interest in Newton Investment Management of London to meet the investment needs of institutional, high net worth and retail customers.

1999

Sold mortgage, credit card and network services transaction processing businesses.

Changed name from Mellon Bank Corporation to Mellon Financial Corporation, signaling an intention to focus on customers' needs beyond traditional banking.

Began the Customer Focus Initiative, a companywide formal program led by managers and intended to train all employees in how to provide exceptional service to customers.

Began major improvements in programs established to make Mellon the Employer of Choice.

2000

Surpassed $500 billion in assets under management, making Mellon one of the world's largest asset management companies.

2001 to early 2002

Sold mid-Atlantic region consumer, small business and middle market banking operations.

Sold leasing, asset-based lending and online trading businesses.

Acquired seven companies to expand high growth asset management, investor services, and human resources consulting and outsourcing businesses.

Mellon Today – A major asset management and corporate and institutional services company.


16%
84%

■ net interest revenue ■ fee revenue

FOR THE THIRD CONSECUTIVE YEAR, NEWTON INVESTMENT MANAGEMENT WAS VOTED THE U.K.'S BEST PRIVATE ASSET MANAGER BY A PANEL OF PROFESSIONAL ADVISERS IN A THIRD-PARTY SURVEY.

Financial highlights

	2001	2000
Net income		
Earnings per share – diluted	**$2.76**	$2.03
Net income *(in millions)*	**$1,318**	$1,007
Return on shareholders' equity	**35.3%**	25.8%
Continuing operations		
Earnings per share – diluted	**$.91**	$1.52
Income from continuing operations *(in millions)*	**$436**	$756
Return on shareholders' equity	**11.7%**	19.4%
Operating results – continuing operations		
Earnings per share – diluted	**$1.57** (a)	$1.52
Income from continuing operations *(in millions)*	**$749** (a)	$756
Return on shareholders' equity	**20.0%** (a)	19.4%
Operating results – continuing operations excluding goodwill amortization (b)		
Earnings per share – diluted	**$1.71** (a)	$1.65
Income from continuing operations *(in millions)*	**$815** (a)	$819
Return on shareholders' equity	**21.8%** (a)	21.0%
Continuing operations		
Fee revenue as a percentage of fee and net interest revenue (FTE)	**84%** (c)	84%
Trust and investment fee revenue as a percentage of fee and net interest revenue (FTE)	**67%** (c)	64%
Assets under management at year end *(in billions)*	**$592**	$530
Assets under administration or custody at year end *(in billions)*	**$2,082**	$2,267
Standard & Poor's 500 Index at year end	***1,148***	*1,320*

(a) Operating results from continuing operations for 2001 exclude a $235 million, or 49 cents per share, after-tax charge for fair value adjustments of venture capital investments; a $41 million, or 9 cents per share, after-tax charge for streamlining and other expenses; and a $37 million, or 8 cents per share, after-tax loss on disposition of loans and commitments.

(b) Also excludes the after-tax impact of the amortization of goodwill from purchase acquisitions.

(c) Ratios for 2001 exclude the pre-tax charges for the items discussed in note (a).

Note: FTE denotes fully taxable equivalent basis.



Helena Morrissey,
Chief Executive Officer,
Newton Investment Management

Colin Campbell,
Chief Operating Officer,
Newton Investment Management

Jeff Munroe,
Chief Investment Officer,
Newton Investment Management

"Everything we do is for our customers, and everything we do is through our employees."

Marty McGuinn
Chairman and Chief Executive Officer

We've evolved dramatically on the way to our goal of becoming the best performing financial services company. Employees are more directly rewarded and valued for innovation and superior customer service. Customers are more satisfied. And our sharpened strategic focus represents new opportunities to meet or exceed our customers' expectations.

MELLON GLOBAL SECURITIES SERVICES PROVIDES SERVICES TO PENSION FUNDS, INSURERS AND FUND MANAGERS. THROUGH ITS STRATEGIC ALLIANCE WITH ABN AMRO, IT SHOWED THE GREATEST IMPROVEMENT AMONG ALL CUSTODIANS AND THE HIGHEST POSITION AMONG ALL MAJOR CUSTODIANS IN A 2002 SURVEY OF CUSTOMERS CONDUCTED BY R&M CONSULTANTS.

Mellon's services feature customized technology and value-added solutions. The capability includes Mellon Global Securities Services, one of the largest providers of institutional trust and custody services in the world. Mellon HR Solutions encompasses benefit outsourcing and record-keeping services that we provide for Morgan Stanley's defined benefit and defined contribution plans.

Mellon professionals on the Morgan Stanley team include Bob Barrett (left) of Large Corporate Relationships, Beverly Verrico (cover) of Mellon Investor Services and Doug Duerr (cover) of Mellon Global Securities Services.



Bob Barrett, First Vice President, Large Corporate Relationships, Mellon

ACCORDING TO *STRATEGIC INSIGHT,* AN INDEPENDENT PROVIDER OF MUTUAL FUND RESEARCH AND CONSULTING, DREYFUS NET FLOWS FOR 2001 RANKED:

- FOURTH IN ALL DISTRIBUTION CHANNELS COMBINED
- FOURTH IN NON-PROPRIETARY CHANNELS
- THIRD IN INSTITUTIONAL CHANNELS
- NINTH IN DIRECT DISTRIBUTION.

Morgan Stanley is a pre-eminent global financial services leader in securities, asset management and credit services, with a reach spanning 28 countries. Strength of this caliber allows a company to be very selective about its relationships. Morgan Stanley has chosen to work with Mellon to leverage its opportunities to exceed its customers' expectations.

Most recently, the world-renowned financial services company selected Mellon Investor Services as its agent supporting shareholder and investor services involving the direct purchase of common shares, disbursement of dividends and transfer of common stock. Last year, Morgan Stanley awarded its combined defined benefit and defined contribution employee retirement plans to Mellon Global Securities Services. In Mellon's role as trustee, it is providing custody, benefit disbursement, and performance measurement and investment analytics through Russell/Mellon Analytical Services. In addition, Mellon Capital Management is one of the investment managers for Morgan Stanley's employee retirement plans. And Dreyfus shares in this valued relationship by acting as the directed broker for purchases and sales of the company's common stock held in the Morgan Stanley defined contribution employee retirement plan.


"Mellon knows how highly Morgan Stanley values the stakeholders we serve. They understand us and share our goals."
Lee Budd, Executive Director, Employee Retirement Plans, Morgan Stanley



"Mellon has demonstrated they're as determined as UPS is to innovate and realize opportunities – and we're just getting started."

Tamara Pawlichka, Manager of Investor Services, United Parcel Service, in the company's first package car

Every day, **United Parcel Service** delivers about 13.6 million packages and documents for 7.9 million customers in more than 200 countries and territories. A company with a deep understanding of service quality, UPS has chosen to work with Mellon to create opportunities to extend its success into the future.

Mellon Global Securities Services is providing master trust and custody, securities lending and benefit disbursements services to UPS. CIBC Mellon Global Securities Services Company is the custodian for the UPS Canadian pension plan. Russell/Mellon is handling performance measurement and investment analytics. Mellon Capital Management and Mellon Bond Associates are providing investment management expertise. Mellon Transition Management assisted with the transfer of responsibility for the investment management of portfolios. And Dreyfus is providing mutual fund products. Cash management and foreign exchange also are among the services Mellon delivers to UPS. And in 2002, Mellon Investor Services – the industry leader in investor services – will assume full responsibility for those functions at UPS, in addition to providing a complete suite of related capabilities for its employee shareholders.

MELLON GLOBAL SECURITIES SERVICES WAS AWARDED LEVEL 3 CAPABILITY MATURITY MODEL® (CMM®) CERTIFICATION FOR ITS SOFTWARE ENGINEERING PRACTICES. THE INTERNATIONAL STANDARD WAS DEVELOPED BY CARNEGIE MELLON UNIVERSITY'S SOFTWARE ENGINEERING INSTITUTE, ACKNOWLEDGING ADHERENCE TO A STRICT SET OF PROJECT MANAGEMENT PRACTICES IN DEVELOPING SOFTWARE APPLICATIONS.

UPS has been in business for nearly 100 years. But it's light years ahead when it comes to running its operations – and is always searching for a way to refine a service, product or process for the benefit of its customers and stakeholders. Mellon's products proved a good fit with the UPS demand for excellence. And the challenges of supporting the goals of UPS also are producing enhancements to Mellon's services and increasing the speed of their delivery.

Mellon employees on the UPS team include Bob Mitchell (cover) of Large Corporate Relationships, Gary Wozniak (right) of Mellon Investor Services and Melissa Kennedy (cover) of Mellon Global Securities Services.



Gary Wozniak, Vice President, Mellon Investor Services

GLOBAL SECURITIES LENDING IS THE ONLY SECURITIES LENDING PROGRAM THAT CONDUCTS INTERNET-BASED AUCTIONS OF INDIVIDUAL SECURITIES ON BEHALF OF ITS CUSTOMERS.

IN DECEMBER 2001, CIBC MELLON WAS RECOGNIZED AS THE CUSTODIAN WITH THE BEST INTERNET-BASED CLIENT REPORTING SYSTEM BY *GSCS BENCHMARKS MAGAZINE*, RANKING THE JOINT VENTURE A "STAR PERFORMER" FOR THE SECOND CONSECUTIVE YEAR.

MELLON IS AMONG THE TOP 25 GLOBAL FOREIGN EXCHANGE BANKS.

Mellon Investor Services is the most experienced investor services provider in North America. Servicing more than 22 million investor accounts for small, middle market and Fortune 500 corporations, Mellon Investor Services offers innovative full-service solutions to more than 2,000 companies throughout the United States. The Mellon subsidiary's flexible product suites provide a full range of equity-based solutions to investors and employees.

Jim Balsan of Mellon Investor Services and John Morgan of Mellon's International Financial Institutions group (both at left) helped form the alliances with Société Générale and Deutsche Bank.



John Morgan (far left), Vice President, International Financial Institutions, Mellon

Jim Balsan, Group Vice President, Strategic Initiatives, Mellon Investor Services

Mellon is taking advantage of opportunities to bring expertise and technological proficiency to global markets through alliances with prominent financial institutions outside the United States. Our alliances involve one of the largest banks in Europe, **Société Générale**. Mellon Investor Services entered into a shared services agreement with the France-based bank to manage employee stock option and shareholder plans for multinational corporations.

European employees of U.S. companies will have their needs met by Société Générale in Europe. And Mellon will administer the share programs for U.S. employees of European companies. At the same time, Société Générale or Mellon will continue to provide one point of contact for consolidated corporate reporting to European and U.S. issuers, respectively.

Mellon Investor Services has also formed a strategic alliance with **Deutsche Bank**. With assets of nearly 1 trillion euros, the bank will use Mellon's extensive transfer agent services to support its American Depositary Receipt and global Registered Share business. This support includes Deutsche Bank's own global share program.



"The Société Générale–Mellon team delivers superior services to employees of global corporations for the success of all involved."

Herve Bonnet, Vice President, Issuer Services Division, Société Générale



"Mellon's commitment and supportive team approach will allow TCW to reach its goals."

William Sonneborn, Executive Vice President, Chief Operating Officer, The TCW Group, Inc.

With more than $85 billion in assets under management, the **TCW Group** of companies is in its fourth decade of providing investment management services to some of the largest U.S. public, private and union pension plans and a growing array of retail and high net worth investors – and for good reason. TCW continually looks for opportunities to create value for its clients. In late 2000, TCW sought a way to maintain a state-of-the-art back-office account services platform without sacrificing any of the time or resources devoted to its core competencies of client service and portfolio management. After an exhaustive evaluation process, TCW turned to Mellon for one of the first comprehensive back-office outsourcing solutions in the financial services industry. By leveraging Mellon's scale and expertise, TCW ensured it would maintain technology leadership in this fast-changing and increasingly complex area and achieve straight-through processing.

As part of the TCW outsourcing solution, Mellon Global Securities Services provides trade communication, custodian reconciliation, and accounting and valuation services, as well as delivery of information to TCW's clients and portfolio managers to support the investment management and client reporting processes. In addition, Russell/Mellon Analytical Services provides performance measurement and attribution services for TCW client accounts as part of the overall integrated solution.

FROM OFFICES THROUGHOUT THE WESTERN UNITED STATES, MELLON MAKES AVAILABLE THE EXPERTISE AND PRODUCTS OF 32 MELLON PRODUCT FAMILIES.

Mellon has a long history of providing outsourcing solutions to financial services companies. Distinguished by processing expertise and technology, Mellon administers more than $360 billion in outsourcing assets, representing 25 customer relationships.

The asset servicing outsourcing business is one of the major strategic thrusts within Mellon Global Securities Services. To further grow this business, Mellon recently acquired Eagle Investment Systems. Eagle will allow Mellon to offer customers an end-to-end continuum of services and products to support their investment management process, from a licensed technology relationship to full-service outsourcing of administration and operations support.

Steve Papulak (right) of Mellon Global Securities Services is the primary business manager contact for Mellon's asset servicing outsourcing business. Other key Mellon managers working with TCW are Rich Templeton (cover) and Susan Johnston (cover), also of Mellon Global Securities Services.



Steve Papulak, Business Manager, Mellon Global Securities Services

RUSSELL/MELLON ANALYTICAL SERVICES IS THE NO. 1 GLOBAL PERFORMANCE ANALYTICS PROVIDER.



Maureen Geary, Vice President, Key Accounts Manager, Dreyfus Investments, a Division of Dreyfus Service Corporation

From a list of hundreds of mutual fund complexes, Nationwide Financial selected Dreyfus as one of the fewer than 20 fund families within its variable annuity. Known for its mutual fund leadership, Dreyfus has broadened its product offering to include separately managed accounts and annuities.

In August 2001, Nationwide Financial entered into a definitive agreement to acquire Provident Mutual Life Insurance Company, a customer of Dreyfus Institutional, Mellon Equity and The Boston Company Asset Management. Mellon Investor Services (MIS) began its relationship with Provident Mutual, offering extensive experience with major demutualizations. MIS is the only company in the United States that combines traditional transfer agency and investor services products with financial services offerings such as brokerage services, capital raising and financial planning.

Maureen Geary (left) of Dreyfus, Mike DiSimone (cover) of Mellon Investor Services and Bill Kleeman (cover) of Large Corporate Relationships are the key professionals on the Mellon team that serves Nationwide Financial.

DREYFUS CELEBRATED ITS 50TH ANNIVERSARY IN 2001. ASSETS UNDER MANAGEMENT CLIMBED TO APPROXIMATELY $180 BILLION FROM $136 BILLION AT THE END OF 2000, A 30 PERCENT INCREASE.

IN 2001, DREYFUS HAD A TOTAL OF 95 FIRST OR SECOND QUARTILE FUNDS, ACCORDING TO LIPPER INC., AN INDEPENDENT MUTUAL FUND MONITORING SERVICE.

Nationwide Financial, the publicly traded holding company for Nationwide's income and retirement products business, is the fifth largest U.S. life insurer. Nationwide Financial is also the market leader in 457 deferred compensation plans, the third largest provider of individual variable annuities and the third largest writer of section 401 pension contracts. It is the top provider of individual annuities through independent financial planners and No. 2 through banks.

Mellon and Nationwide Financial are working together to capture opportunities in the financial services industry. Dreyfus manages several billions of dollars in variable annuity assets for Nationwide Financial. And Mellon Investor Services will support Nationwide Financial's sponsored demutualization of Provident Mutual's policy holders. MIS will also manage various investor services in connection with the acquisition, as well as transfer agent services for Nationwide Financial.


"Nationwide seeks mutual value in our strategic business relationships, and we succeed in that goal when we work with Mellon."

Mark Thresher, Senior Vice President – Finance, Nationwide Financial



"Mellon allows us to make our customers' well-being our full-time business. That makes us successful in many important ways."

Frank Repensek (left), Executive Director, and
David Mangiero, President of the Board of Directors,
The Guardianship Program of Dade County, Inc.

The Guardianship Program of Dade County, Inc., in Florida provides public guardianship services throughout the county for adjudicated, incapacitated indigent persons without someone to fill that role. Referrals from various agencies, individuals or appointments by the judiciary bring together the Guardianship Program and elderly and disabled county residents who qualify for the services. Mellon United National Bank helps the organization to focus on the well-being of its customers while providing expert, responsible management of its financial resources.

Mellon United National Bank provides a full complement of depository services for the highly respected model not-for-profit organization. The relationship of more than 15 years also has proved to be a source of introductions to new customers interested in Mellon's private wealth management services.

MELLON IS THE NO. 3 FINANCIAL SERVICES-RELATED COMPANY FOR TECHNOLOGY AND INNOVATION, ACCORDING TO *INFORMATIONWEEK.*

Through its 14 regional banking offices, Mellon United National Bank provides an uncommon degree of attention and service to The Guardianship Program of Dade County, as well as to small and midsize businesses, attorneys, accountants, real estate developers and other professionals in south Florida.

In 2001, Mellon United National Bank showed support for The Guardianship Program of Dade County by sponsoring a charity golf tournament for this major customer and will do so again in 2002.

Pat White (right) of Mellon United National Bank anticipates and responds to the needs of The Guardianship Program of Dade County as the organization's primary contact at Mellon.



Pat White,
Senior Vice President,
Mellon United National Bank


"We're putting thousands of books each year into the hands of children. That's strong medicine."

Aneesa Harrow (left) and **Barry Zuckerman, M.D.,** Professor and Chair, Department of Pediatrics, Boston Medical Center/Boston University, Medical School. Mellon was the first corporate sponsor of Reach Out and Read, which makes literacy and reading aloud part of the health care pediatricians deliver.

Building strong communities is good for communities and good for business. Mellon supports initiatives that improve communities by making investments that strengthen and sustain good quality of life and a healthy business environment.

In 2001, Mellon continued its tradition of investing in its communities through charitable giving, sponsorship of the arts and the active involvement of our employees, who volunteer their time, skills and resources to help those in need. In Boston and Pittsburgh, employees partnered with **Christmas in April** to rehabilitate homes for low-income families. In a program called **Mother Mentors** in Seattle, young women received valuable parenting advice. To help alleviate financial burdens on the thousands of individuals and families affected by the attacks of September 11, more than 1,600 Mellon employees joined with the **Mellon Financial Corporation Foundation** to provide more than $635,000 for relief efforts. As board and committee members of numerous community organizations, Mellon employees offer advice and share their expertise to help develop business plans, provide leadership in advocating for the expansion and strengthening of minority businesses, participate in planning and implementing fundraising drives, and deliver community services. We believe that by sharing Mellon's resources and talents, we can be a positive force affecting the growth, vitality and economic well-being of our communities.

Condensed Consolidated Income Statement

Mellon Financial Corporation *(and its subsidiaries)*

Years ended December 31

(in millions, except per share amounts)	**2001**	2000	1999
Noninterest Revenue			
Trust and investment fee revenue	**$2,466**	$2,214	$2,014
Cash management revenue	**239**	202	180
Foreign currency and securities trading revenue	**194**	178	173
Financing-related revenue	**97**	150	149
Equity investment revenue	**(380)**	78	63
Other	**42**	33	238
Total fee and other revenue	**2,658**	2,855	2,817
Net gain from divestitures	**—**	—	127
Total noninterest revenue	**2,658**	2,855	2,944
Net Interest Revenue			
Net interest revenue	**574**	550	579
Provision for credit losses	**(4)**	8	20
Net interest revenue after provision for credit losses	**578**	542	559
Operating Expense			
Staff expense	**1,528**	1,331	1,300
Professional, legal and other purchased services	**330**	245	248
Net occupancy expense	**216**	181	180
Equipment expense	**154**	131	163
Amortization of goodwill	**73**	67	69
Amortization of other intangible assets	**7**	7	6
Other expense	**253**	252	364
Total operating expense	**2,561**	2,214	2,330
Income			
Income from continuing operations before income taxes and cumulative effect of accounting change	**675**	1,183	1,173
Provision for income taxes	**239**	427	431
Income from continuing operations before cumulative effect of accounting change	**436**	756	742
Cumulative effect of accounting change	**—**	—	(26)
Income from continuing operations	**436**	756	716
Discontinued operations:			
Income from operations after tax	**112**	251	247
Gain on disposals after tax	**770**	—	—
Income from discontinued operations (net of applicable tax expense of $502, $148 and $143)	**882**	251	247
Net income	**$1,318**	$1,007	$ 963
Earnings Per Share			
Continuing operations:			
Diluted net income per share:			
Income before cumulative effect of accounting change	**$ .91**	$ 1.52	$ 1.42
Cumulative effect of accounting change	**—**	—	(.05)
Net income	**$ .91**	$ 1.52	$ 1.37
Net income:			
Diluted net income per share:			
Income before cumulative effect of accounting change	**$ 2.76**	$ 2.03	$ 1.90
Cumulative effect of accounting change	**—**	—	(.05)
Net income	**$ 2.76**	$ 2.03	$ 1.85

Condensed Consolidated Balance Sheet

Mellon Financial Corporation *(and its subsidiaries)*

December 31 *(dollar amounts in millions)*	2001	2000
Assets		
Cash and due from banks	**$ 3,177**	$ 3,218
Money market investments	**5,191**	3,909
Trading account securities	**638**	276
Securities available for sale	**8,795**	7,910
Investment securities (approximate fair value of $786 and $1,027)	**768**	1,022
Loans, net of unearned discount of $42 and $66	**8,540**	10,226
Reserve for credit losses	**(126)**	(262)
Net loans	**8,414**	9,964
Premises and equipment	**631**	562
Goodwill	**1,750**	1,335
Other intangibles	**97**	24
Net assets of discontinued operations	**253**	1,347
Other assets	**4,646**	4,645
Total assets	**$34,360**	$34,212
Liabilities		
Noninterest-bearing deposits in domestic offices	**$ 9,537**	$ 7,881
Interest-bearing deposits in domestic offices	**7,604**	9,342
Interest-bearing deposits in foreign offices	**3,574**	3,873
Total deposits	**20,715**	21,096
Short-term borrowings	**1,546**	2,021
Other liabilities	**3,581**	2,431
Notes and debentures (with original maturities over one year)	**4,045**	3,520
Trust-preferred securities	**991**	992
Total liabilities	**30,878**	30,060
Shareholders' Equity		
Common stock – $.50 par value		
Authorized – 800,000,000 shares		
Issued – 588,661,920 shares	**294**	294
Additional paid-in capital	**1,870**	1,837
Retained earnings	**5,087**	4,270
Accumulated unrealized gain (loss), net of tax	**30**	(38)
Treasury stock of 142,153,053 and 101,922,986 shares, at cost	**(3,799)**	(2,211)
Total shareholders' equity	**3,482**	4,152
Total liabilities and shareholders' equity	**$34,360**	$34,212

Report of Independent Auditors

To the Board of Directors and Shareholders of Mellon Financial Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Mellon Financial Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001 (not presented herein); and in our report dated January 15, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Pittsburgh, Pennsylvania

January 15, 2002

Business Sectors/Principal Entities

Asset Management

U.S. and global asset management services for corporations and institutions, investment management of mutual funds, and services for wealthy individuals.

Institutional Asset Management

(Formerly part of Global Investment Management)
Leading global investment management provider of broad-based equity, fixed income and liquidity management products and services through 18 investment management companies, the largest of which are Mellon Capital Management, The Boston Company Asset Management, Newton Investment Management and Standish Mellon Asset Management.

Mellon Institutional Asset Management (MIAM) is the umbrella organization for all of Mellon's institutional asset management businesses. These firms, listed below, are among the most advanced and highly regarded names in institutional money management.

www.melloninstitutional.com

The Boston Company Asset Management, LLC
www.thebostoncompany.com
(617) 722-7967

Certus Asset Advisors Corporation
www.certusadvisors.com
(415) 399-4450

Franklin Portfolio Associates, LLC
www.franklinportfolio.com
(617) 790-6400

Mellon Bond Associates, LLP
www.mellonbond.com
(412) 234-3678

Mellon Capital Management Corporation
www.mcm.com
(415) 546-6056

Mellon Equity Associates, LLP
www.mellonequity.com
(412) 234-7500

Mellon Growth Advisors, LLC
(617) 722-7001

Pareto Partners
www.pareto-partners.com
(212) 527-1800

Prime Advisors, Inc.
www.primeadvisors.com
(425) 202-2000

Standish Mellon Asset Management Company, LLC
www.standishmellon.com
(617) 350-6100

Newton Investment Management is a team of active fund managers who pursue a global thematic approach to investment for institutional, high net worth and retail clients.

www.newton.co.uk
(+44 20) 7332 9000

Mellon Global Investments is the distribution arm for all of Mellon Financial Corporation's non-U.S. asset management businesses. In particular, it focuses on global distribution of the investment skills and products of Mellon's asset management subsidiaries.

www.mellonglobalinvestments.com
(+44 20) 7653 2367

Alliances with Non -U.S. Financial Institutions:

Bahrain: Mellon Ahli Asset Management Limited

Brazil: Banco Brascan; Mellon Brascan DTVM

Chile: BiCE Dreyfus Administradora de Fondos Mutuos S.A.; Administradora de Fondos de Inversion Inverfondos S.A.

Hong Kong: Hamon Investment Group

Japan: Bank of Tokyo-Mitsubishi Ltd.

Mellon Global Alternative Investments provides a range of hedge fund of funds solutions, focusing on conservative strategies through a disciplined and low risk approach.

www.mgai.co.uk
(+44 20) 653 2367

NSP Buck is Australia's second-largest employee benefits company with approximately A$14 billion in assets under management.

www.nspbuck.com.au
(+61 3) 9224 7000

Mutual Funds

(Formerly part of Global Investment Management)
Mutual funds in virtually every asset class and investment style through multiple distribution channels, managed by some of the world's leading mutual fund companies, including The Dreyfus Corporation and Founders Asset Management, LLC.

The Dreyfus Corporation, one of the nation's leading mutual fund companies, manages approximately $180 billion in assets in more than 190 mutual fund portfolios.

www.dreyfus.com
(212) 922-6000

Founders Asset Management, LLC, is a manager of growth-oriented equity mutual funds and other investment portfolios.

www.founders.com
1 800 525-2440

Private Wealth Management

Investment management, wealth management and banking services for financially successful individuals, families, family offices, charitable gift programs, endowments and foundations in the United States.

www.mellonprivatewealth.com
1 800 342-9546

Mellon United National Bank serves businesses as well as attorneys, accountants, real estate developers and other professionals in the growing south Florida region through 14 regional banking offices.

(305) 358-4333

Corporate and Institutional Services

Asset servicing such as global custody; human resources outsourcing and consulting services; and treasury services such as cash management.

Asset Servicing

Trust and custody and related services, such as securities lending, investment accounting, pension management, trade processing, performance measurement, investment-related foreign exchange, risk management and fiduciary monitoring provided in sub-custodian relationships with banks and joint relationships on six continents.

Eagle Investment Systems Corporation supplies Web-based investment management software solutions to money managers, plan sponsors, banks, corporate trusts, hedge funds and mutual funds.

www.eagleinvsys.com
(860) 561-4602

Mellon Global Securities Services
(Formerly part of Global Investment Services)
Leading provider of custody services for pension funds, foundations, investment managers and insurance companies. Innovative solutions for the defined benefit/defined contribution markets. Strong complementary services in foreign exchange, securities lending and performance analytics.

www.gss.mellon.com
1 800 597-1459

ABN AMRO Mellon Global Securities Services, a joint marketing alliance venture formed by ABN AMRO, one of the largest banking groups in Europe, and Mellon Financial Corporation, provides global custody and value-added services to institutional investors in major and emerging markets.
www.abnamromellon.com
(+31 76) 579 9550

CIBC Mellon Global Securities Services Company, an institutional trust and custody joint venture with Canadian Imperial Bank of Commerce, provides Canadian-based pension and institutional investors with domestic and global custody, multicurrency accounting, performance measurement, foreign exchange services, securities lending and investment analytics.
www.cibcmellon.com
(416) 643-5000

Mellon European Fund Services provides accounting, administration, transfer agency and other outsourcing services to investment fund managers, financial institutions and defined contribution pension providers in the United Kingdom and Ireland.
(+44 1277) 691600 (Brentwood, United Kingdom)
(+353 1) 790-5000 (Dublin, Ireland)

Russell/Mellon Analytical Services, a joint venture with the Frank Russell Company, provides performance measurement, universe comparisons and investment analysis services to more than 1,400 institutional investors responsible for the management of more than $3 trillion in assets worldwide.
www.russellmellon.com
1 800 944-3038

Human Resources Services

(Formerly part of Global Investment Services)
Fourth largest global provider of human resources consulting and outsourcing services that use technology to administer benefit plans and other human resources services. Most experienced provider of investor services for North American corporations and shareholders. Offers innovative products and services to 2,000 companies and administers more than 22 million shareholder accounts.

Buck Consultants, Inc., a leading global human resources consulting firm, provides a broad array of actuarial and other services in the areas of defined benefit and defined contribution plans, health and welfare plans, communications and compensation consulting, human resources and organization effectiveness.
www.buckconsultants.com
(212) 330-1000

CIBC Mellon Trust Company provides stock transfer, registrar, debt trusteeship, investor relations services and related services, such as stock option and employee stock purchase plan administration, dividend reinvestment plan administration and merger and acquisition services to Canadian-based companies.
www.cibcmellon.com
(416) 643-5000

Mellon HR Solutions represents capabilities in strategic human resources outsourcing and defined contribution and defined benefit services, including investment management, employee communication, recordkeeping, trust and custody services.
www.drs.dreyfus.com
1 800 358-0910

Mellon Investor Services is an industry leader that provides shareholder and securities transfer services, including global shares, stock option and employee stock purchase plan administration, financial planning, securities brokerage, direct purchase and dividend reinvestment plan administration, merger and acquisition services, proxy solicitation, stock watch, odd-lot programs, unclaimed property compliance, information agent services, demutualization services and consulting services.
www.melloninvestor.com
1 800 777-3694

Treasury Services

Treasury services, credit underwriting, cash management services and real estate financing for the treasury departments of large U.S., Canadian and multinational corporations, financial institutions, midsize business firms and emerging businesses.

AFCO Credit Corporation, AFCO Acceptance Corporation (in California) and CAFO, Inc. provide premium financing for business and commercial insurance through a network of regional offices in the United States and Canada.
www.afco.com
(412) 234-2472

Large Corporate Relationships provides the full range of Mellon's financial, investment and operating solutions to large U.S. and multinational corporations and institutions. In addition to specific geographic markets, Mellon relationship managers focus on specific industries, including the automotive, banking, broker/dealer and investment manager, energy services, health care, chemicals, metals and insurance markets.
(412) 234-8808

Mellon 1st Business Bank provides full commercial banking services to businesses, professionals, entrepreneurs and business owners through its headquarters office and five regional offices in the growing Southern California region.
www.m1bb.com
(213) 489-1000

Mellon Bank, N.A., Canada Branch is a full-service branch of Mellon Bank, N.A., which provides credit, cash management and treasury services and supports the sale of other Mellon products to corporate and institutional markets throughout Canada.
(416) 860-0777

Mellon Financial Markets, LLC (MFM), is a registered broker/dealer providing money market, municipal bond and taxable fixed income underwriting services to corporate and institutional clients. With sales offices in Pittsburgh and Philadelphia, MFM services individual and institutional investors throughout the United States.
www.mellon.com/inst/mcf/mfn
(412) 234-5681

Mellon Global Cash Management is an industry leader in designing integrated solutions through a comprehensive line of cash management services to meet the specialized treasury needs of corporations, not-for-profit organizations and financial institutions.
www.mellon.com/gcm
1 800 424-3004

Mellon International provides international trade and correspondent banking services, markets trade finance for clients selling products in foreign markets and supports the sale of Mellon products to financial institutions in global markets.
www.mellon.com/inst/instl
(412) 234-4371

Mellon Real Estate Finance provides short- and intermediate-term financing to real estate developers and investors located in the East, mid-Atlantic, Southeast, Midwest, Texas and Southern California.
(412) 234-7560

Other

Mellon Bank Community Development Corporation, one of the first holding company CDCs regulated by the Federal Reserve Board, invests in projects significant to modest-income segments of Delaware, Maryland and Pennsylvania.
(412) 234-4580

Mellon Ventures, Inc., and its affiliates make equity investments in U.S.-operating companies experiencing rapid growth or change in ownership.
www.mellonventures.com
(412) 236-3594

Directors & Senior Management Committee

Mellon Financial Corporation and Mellon Bank, N.A.

Burton C. Borgelt(5)
Retired Chairman and Chief Executive Officer
Dentsply International, Inc.
Manufacturer of dental products

Carol R. Brown(4)(5)
Retired President
The Pittsburgh Cultural Trust
Cultural and economic growth organization

Jared L. Cohon(2)
President
Carnegie Mellon University
Private coeducational research university

J. W. Connolly(1)(2)(3)(4)
Retired Senior Vice President
H. J. Heinz Company
Food manufacturer

Charles A. Corry(1)(2)(3)(4)
Retired Chairman and Chief Executive Officer
USX Corporation
Energy and steel

Steven G. Elliott(1)
Senior Vice Chairman
Mellon Financial Corporation

Ira J. Gumberg(1)(2)
President, Chief Executive Officer and Director
J.J. Gumberg Co.
Real estate investment and development

Edward J. McAniff(5)
Of Counsel
O'Melveny & Myers
Full-service law firm

Martin G. McGuinn(1)
Chairman and Chief Executive Officer
Mellon Financial Corporation

Robert Mehrabian(1)(2)(6)
Chairman, President and Chief Executive Officer
Teledyne Technologies Inc.
Advanced industrial technologies

Seward Prosser Mellon
President and Chief Executive Officer
Richard K. Mellon and Sons
Investments
Richard King Mellon Foundation
Philanthropy

Mark A. Nordenberg(3)(5)
Chancellor
University of Pittsburgh
Major public research university

David S. Shapira(1)(2)(6)
Chairman, Chief Executive Officer and Director
Giant Eagle, Inc.
Retail grocery store chain

William E. Strickland Jr. (5)
President and Chief Executive Officer
Manchester Bidwell Corporation
Education of inner-city youth and economically disadvantaged individuals

Joab L. Thomas(4)(6)
President Emeritus
The Pennsylvania State University
Major public research university

Wesley W. von Schack(1)(3)(4)(5)(6)
Chairman, President and Chief Executive Officer
Energy East Corporation
Energy services company

Chairmen Emeriti

J. David Barnes
Frank V. Cahouet
William B. Eagleson Jr.
Nathan W. Pearson

Subsidiary and Regional Boards

The Dreyfus Corporation

Mandell L. Berman
Stephen R. Byers
Stephen E. Canter
Thomas F. Eggers
Steven G. Elliott
David F. Lamere
Martin G. McGuinn
Michael G. Millard
J. David Officer
Ronald P. O'Hanley
Richard W. Sabo
Richard F. Syron



Martin G. McGuinn
Chairman and Chief Executive Officer



Steven G. Elliott
Senior Vice Chairman

(1) Executive Committee
(2) Audit Committee
(3) Nominating Committee
(4) Human Resources Committee
(5) Community Responsibility Committee
(6) Technology Committee



Stephen E. Canter
Vice Chairman



John T. Chesko
Vice Chairman and Chief Risk Officer



David F. Lamere
Vice Chairman



Jeffery L. Leininger
Vice Chairman



Ronald P. O'Hanley
Vice Chairman



Allan P. Woods
Vice Chairman and Chief Information Officer

Mellon 1st Business Bank
William S. Anderson
W. Peter Bohn
Robert W. Kummer Jr.
Jeffery L. Leininger
Joseph P. Sanford
Thomas F. Savage
Klaus M. Schilling
R. Daniel Woerner

Mellon United National Bank
Joe Arriola
Paul S. Beideman
Pedro Jose Greer Jr.
Mark Kaplan
Gerald Katcher
David F. Lamere
David Lawrence Jr.
J. David Officer
Aaron S. Podhurst
Merrett R. Stierheim
Craig R. Sutherland
Mario Trueba
Sherwood M. Weiser
Teresa A. Zubizarreta

Mellon West
John E. Anderson
John C. Argue
Frank V. Cahouet
Albert Carnesale
Richard M. Ferry
Ernest J. Friedman
Robert M. Kommerstad
Robert W. Kummer Jr.
Bill LeVine
Edward J. McAniff
Charles D. Miller
Peter W. Mullin
Keith P. Russell
Joseph P. Sanford
W. Scott Sanford
Roland Seidler Jr.
Quinn Stills

Senior Management Committee

Executive Management Group
Martin G. McGuinn
Steven G. Elliott
Stephen E. Canter
John T. Chesko
David F. Lamere
Jeffery L. Leininger
Ronald P. O'Hanley
Allan P. Woods

Senior Managers
James D. Aramanda
Paul S. Beideman
Michael E. Bleier
Bruno A. Bonacchi
Michael A. Bryson
Rose M. Cotton
Thomas F. Eggers
John L. Klinck Jr.
Joseph A. LoCicero
Jude C. Metcalfe
Jeffrey L. Newman
J. David Officer
James P. Palermo
Lisa B. Peters
Janey A. Place
Timothy P. Robison
Richard A. Rua
W. Scott Sanford
Kevin L. Shearan
Robert W. Stasik
James S. Wolf

Chief Financial Officer
Michael A. Bryson

Corporate Controller
Michael K. Hughey

Corporate Secretary
Carl Krasik

Treasurer
Leo Y. Au

Listing as of February 20, 2002

Cautionary Statement

This Summary Annual Report contains "forward-looking statements." These statements relate to, among other things, future financial results of the Corporation. Reference is made to the Corporation's filings on Forms 10-K and 10-Q with the Securities and Exchange Commission for factors that could cause actual results to differ materially from those anticipated, including without limitation changes in economic conditions and equity and fixed income market fluctuations.

Annual Meeting
The Annual Meeting of Shareholders will be held on the 10th floor of Two Mellon Center, 501 Grant Street, Pittsburgh, PA, at 10 a.m. on Tuesday, April 16, 2002.

Annual Report
The 2001 Annual Report is comprised of the 2001 Summary Annual Report and the 2001 Financial Annual Report.

Charitable Contributions
A report on Mellon's comprehensive community involvement, including charitable contributions, is available online at www.mellon.com or by calling (412) 234-8680.

Corporate Communications/ Media Relations
Members of the media should direct inquiries to (412) 234-7157 or media@mellon.com.

Direct Stock Purchase and Dividend Reinvestment Plan
The Direct Stock Purchase and Dividend Reinvestment Plan provides a way to purchase shares of common stock directly from the Corporation at the market value for such shares. Nonshareholders may purchase their first shares of the Corporation's common stock through the Plan, and shareholders may increase their shareholding by reinvesting cash dividends and through optional cash investments. Plan details are in a prospectus, which may be obtained from Mellon Investor Services by calling 1 800 205-7699 or by e-mailing shrrelations@melloninvestor.com.

Dividend Payments
Subject to approval of the board of directors, dividends are paid on Mellon's common stock on or about the 15th day of February, May, August and November.

Electronic Deposit of Dividends
Registered shareholders may have quarterly dividends paid on Mellon's common stock deposited electronically to their checking or savings account, free of charge. To have your dividends deposited electronically, please write by e-mail to shrrelations@melloninvestor.com or by mail to Mellon Investor Services, P.O. Box 3315, South Hackensack, NJ 07606. For more information, please call 1 800 205-7699.

Elimination of Duplicate Mailings
To eliminate duplicate mailings and help your company reduce expenses, please submit a written request, with your full name and address the way it appears on your account, by e-mail to shrrelations@melloninvestor.com or by mail to Mellon Investor Services, P.O. Box 3315, South Hackensack, NJ 07606. For more information, please call 1 800 205-7699.

Exchange Listing
Mellon's common stock is traded on the New York Stock Exchange under the trading symbol MEL. Our transfer agent and registrar is Mellon Investor Services, P.O. Box 3315, South Hackensack, NJ 07606. For more information, please call 1 800 205-7699.

Form 10-K and Shareholder Publications
For a free copy of the Corporation's Annual Report on Form 10-K or the quarterly earnings news release on Form 8-K, as filed with the Securities and Exchange Commission, please send a written request by e-mail to mellon_10-K/8-K@mellon.com or by mail to the Secretary of the Corporation, One Mellon Center, Room 4826, Pittsburgh, PA 15258-0001.

The 2001 Annual Report, as well as Forms 10-K, 8-K, 10-Q, quarterly earnings and other news releases can be viewed at www.mellon.com.

Internet Access
Mellon: www.mellon.com

Mellon Investor Services: www.melloninvestor.com

See also Internet access for Principal Entities, pp. 23-24.

Investor Relations
If you have questions regarding the Corporation's financial performance, call (412) 234-5601.

Publication Requests Securities Transfer Agent
To request the annual report or quarterly information or to address issues regarding stock holdings, certificate replacement/transfer, dividends and address changes, call 1 800 205-7699 or visit www.melloninvestor.com.

Stock Prices
Current prices for Mellon's common stock can be viewed at www.mellon.com.

Telecommunications Device for the Deaf (TDD) Lines
Mellon Investor Services TDD lines are 1 800 231-5469 (within the United States) and (201) 329-8354 (outside the United States).

Mellon entities are Equal Employment Opportunity/Affirmative Action employers. Mellon is committed to providing equal employment opportunities to every employee and every applicant for employment, regardless of, but not limited to, such factors as race, color, religion, sex, national origin, age, familial or marital status, ancestry, citizenship, sexual orientation, veteran status or being a qualified individual with a disability.



Mellon

Mellon Financial Corporation • One Mellon Center • Pittsburgh, PA 15258-0001

www.mellon.com